# OneCare

Software | Hardware | Technology | B2B | Lifestyle

## Smartwatch for the elderly — Remotely track health and more

ONECARESAVES.COM


RJW7833
Geo-fence
Tracking
History
Mt Vernon
Mt Vernon Flats
PERIMETER
CENTER



*I chose this idea because of my dying father. Our watch allows our elderly to live independently with comfort and protection. We want to promote peace of mind for caregivers and loved ones.*

**Thomas Glaser** Founding Partner, Chairman @ OneCare

### Why you may want to support us...

1. Revolutionary mIOT, remote mobile monitoring technology platform. Patient, Family and Employer Engagement 2.0
2. An answer to the chronic shortage in Senior Living facilities and caregivers
3. True IOT Connectivity3 - Connecting people to people, people to devices, and devices to devices.
4. Technology partners incl. Microsoft, AT&T, Verizon, and more.

WE'VE RAISED $5,402,500 SINCE OUR FOUNDING

### The founder

MAJOR ACCOMPLISHMENTS



**Thomas Glaser**
Founding Partner, Chairman
*Built companies with an aggregate value of over $1 billion.*

### In the news

### Downloads

OneCare Spring Round Synopsis v1.pdf

## Helping you stay connected to your loved ones.

The smartwatch market is expected to reach $70 billion by 2022 and remote wearable monitoring devices have the potential to become “must-haves" in the specific disciplines that OneCare is targeting.


Wearable device sales revenue worldwide from 2016 to 2022
Revenue in $B
80
70
60
50
40
30
20
10
0
2016
2017
2018
2019
2020
2021
2022

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

We allow people to connect and watch over loved ones wellness and wellbeing in a way that's never been possible before.

### Where will your company be in 5 years?

Although we cannot guarantee it, we hope to be acquired for $250- 500 million.

### Why did you choose this idea?

I chose this idea because of my dying father. Our watch allows our elderly to live independently with comfort and protection. We want to promote peace of mind for caregivers and loved ones.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Elderly demographic. Chronic shortage of beds and caregivers for senior population. Concept of social distancing now mainstream. Covid-19 Program.

### How far along are you? What's your biggest obstacle?

Over 1,000 units in the field consumer tested. Full commercial launch ramp between April and July.

### Who competes with you? What do you understand that they don't?

Specialty smartwatch space only has three legitimate players and not one of them has the first and only stand alone, direct cellular connected, certified smartwatch.

### How will you make money?

Device - $229 - 300% margin.
Monthly Service - $29.99/mos. 300% margin.

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Product /market fit. Device failure.